                                     Registration No.333-109182 424(b)(5)

                                     Pricing Supplement No:383 Cusip:14912LZ53

                                     Dated: January 21, 2004

Caterpillar Financial Services Corporation

Medium-Term Notes, Series F

  (Floating Rate)

       With Maturities of 9 Months or More from Date of Issue

Principal Amount:       Initial Interest Rate:        Proceed Amount:

$200,000,000         1.19% (including the spread)      $199,600,000

Original Issue Date:         Commission Fee:          Maturity Date:

1/26/04          $400,000.00              *See Other Terms

Dealer:          Index Maturity:            Spread +/-:

Goldman, Sachs & Co.       Quarterly                *See Other Terms

Specified Currency:     Option to Elect Payment       Authorized Denominations

x U.S. dollars          in U.S. dollars               (only applicable if

_ Other:___________     (only applicable if           Specified Currency is

                        Specified Currency is         other than U.S.

                        other than U.S. dollars):      N/A

                           N/A

The Note is a:                                        Exchange Rate Agent          X Global Note                                      (if other than U.S.

        Certificated Note                                Bank Trust, N.A.): N/A         (only applicable if

       Specified Currency

       is other than U.S. dollars)             Spread Multiplier: N/A

Interest Rate Basis or Bases: LIBOR Source (only applicable if LIBOR Interest Rate Basis):

__Reuters       X Telerate

LIBOR Currency (only applicable if LIBOR Interest Rate Basis): U.S. Dollar

Maximum Interest Rate:  N/A            Interest Payment Period: Quarterly

Interest Payment Dates:  Coupons will pay/reset on the 26th of January, April,                          July, and October (or next good Business day)                                 modified following convention

Initial payment due:    April 26, 2004

Interest Determination Dates:  Two London business days prior to the reset date

Minimum Interest Rate: N/A

Interest Rate Reset Option: *See Other Terms

Optional Reset Dates (only applicable if option to reset spread or spread multiplier): *See Other Terms

Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):*See Other Terms

Stated Maturity Extension Option: *See Other Terms

Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity): *See Other Terms

Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity): *See Other Terms

Historical Exchange Rate (only applicable if Specified Currency other than U.S. dollars): N/A

Calculation Agent (if other than U.S. Bank Trust, N.A.): N/A

Original Issue           Total Amount of OID: N/A    Terms of Amortizing     Discount Note:                                        Notes:  N/A

    Yes      x No          Issue Price (expressed

                         as a percentage of

                         aggregate principal

                         amount): 100%

Redemption Date(s) (including                        Redemption Price(s): 100

any applicable regular or

special record dates): *See Other Terms

Repayment Date(s) (including                         Repayment Price(s): N/A any applicable regular or

special record dates): N/A

Other Terms:

EXTENDIBLE FLOATING RATE NOTES

Caterpillar Financial Services Corporation is issuing $200,000,000       principal amount of its Extendible Floating Rate Notes.  Caterpillar Financial will pay interest on the notes generally on the 26th day of each January, April, July and October, commencing April 26, 2004, at a rate determined for each interest period, other than the initial interest period, equal to three-month LIBOR plus the applicable margin for that interest period.  Each of the notes has an initial maturity date of January 26, 2006.  Holders will be entitled to extend the maturity date of their notes for six-month periods each January 26 and July 26, commencing July 26, 2004, in accordance with the procedures described in this addendum.  If a holder does not extend the maturity date of a note, that holder will receive a non-extendible substitute note. The substitute note will retain the then-current maturity date of the original note, which is generally 18 months after the election date. In no event may the maturity of any note be extended beyond January 27, 2014, the final maturity date. Caterpillar Financial may redeem some or all of the notes on any interest payment date, commencing January 26, 2009, at 100% of the principal amount of the notes to be redeemed plus accrued interest to the redemption date.  Caterpillar Financial also may redeem, for the same redemption price, any notes which a holder did not elect to extend on any interest payment date following such failure to extend.

Extension Right; Notice of Extension

Election Dates

A holder of a note may elect to extend the maturity of any principal amount of $100,000 or multiples of $1,000 in excess thereof, of such note during the notice period relating to each election date.  A holder may elect to extend the maturity date for less than the entire principal amount of its note so long as the principal amount of the note held by that holder for which such election is exercised is at least $100,000 or multiples of $1,000 in excess thereof, and the principal amount of the note held by that holder for which such election is not exercised is at least $100,000 or multiples of $1,000 in excess thereof.  This election may not be made as to any note, or portion of any note, that Caterpillar Financial has called for redemption, as described below. The election dates will be each January 26 and July 26, commencing July 26, 2004 through and including January 26, 2012.  However, if such date is not a business day, the election date will be extended to the immediately following business day.

Effect of Election to Extend

A holder’s election to extend the maturity of a note will cause the maturity of that holder’s note to be extended to the 26th day of the calendar month which is 6 calendar months after (i) the initial maturity date or (ii) any later date to which the maturity date of the note had previously been extended. If any such date would otherwise be a day that is not a business day, then the maturity date of that note will be the immediately following business day. In no event may a note be extended beyond January 27, 2014, the final maturity date.

For example, a holder’s election to extend the maturity date of a note effective as of the July 26, 2004 election date will cause the initial maturity date of such note to be extended from January 26, 2006 to July 26, 2006. A holder’s election to extend the maturity date of a note effective as of the January 26, 2004 election date will cause the maturity date of such note to be extended from July 26, 2006 to January 26, 2007.

Notice of Election to Extend

To make an election to extend the maturity date of a note, a holder must deliver a notice of election during the notice period for the election date. The notice period for each election date will begin on the tenth business day prior to the election date and end on the election date. A holder’s notice of election must be delivered to U.S. Bank Trust, N.A., as trustee, through the normal clearing channels described in more detail below, on or after the first day of the notice period, and no later than the close of business on the last business day in the notice period, which is the applicable election date. Upon delivery of a notice of election, such election will be revocable during each day of the notice period, until 12:00 noon, New York City time, on the last business day in the notice period, at which time such election will become irrevocable.

Failure to Extend

If, with respect to any election date, a holder does not make a timely and proper election to extend the maturity of all or any portion of the principal amount of its note, the principal amount of the note for which no such election has been made will be due and payable on the then-current maturity date.  The principal amount of the note for which such election is not exercised will be represented by a substitute note issued as of such election date. The substitute note so issued will have the same terms as the original note, except that it will not be extendible, it will have a different CUSIP number and its non-extendible maturity date will remain the then-current maturity date, which is generally 18 months after the election date.

For example, if a holder does not elect to extend the maturity date of a note effective as of July 26, 2004, such holder will receive a substitute note. The maturity date on that substitute note will remain the then-current maturity date, or January 26, 2006. If a holder initially extended the maturity of its note on July 26, 2004, but does not elect to extend the maturity date of its note effective on the January 26, 2005 election date, it will receive a substitute note. The maturity date on the substitute note will remain the then-current maturity date, or July 26, 2006. A holder’s failure to elect to extend the maturity of all or any portion of its note will be irrevocable and will be binding upon any subsequent holder of such note.

Exercise of Election to Extend through Depositary

The notes will be issued in registered global form and will remain on deposit with The Depository Trust Company, the depositary for the notes, or its custodian.  Each holder of a note therefore must exercise the option to extend the maturity of its note through the depositary. To ensure that the depositary will receive timely notice of an election to extend the maturity of all or a portion of a holder’s note, so that it can deliver notice of such election to U.S. Bank Trust, N.A., as trustee prior to the close of business on the last business day in the notice period, the holder must instruct the direct or indirect participant through which it holds an interest in the note to notify the depositary of the election to extend the maturity of its note in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon(New York City time) on the last business day in the notice period for any election date, so that the depositary may deliver any notices of election to U.S. Bank Trust, N.A., as trustee in a timely manner.  Different participants have different cut-off times for accepting instructions from their customers.  Holders should consult the direct or indirect participant through which they hold an interest in the notes to ascertain the cut-off time in order to ensure that timely notice will be delivered to the depositary.  None of Caterpillar Financial, U.S. Bank Trust, N.A., as trustee or any agent of either of them will have any liability to the holder or any direct participant, indirect participant or beneficial owner for any delay in exercising the option to extend the maturity of a note.

Optional Redemption

On the interest payment date occurring in January 2009 and on each interest payment date occurring thereafter, Caterpillar Financial may elect to redeem the notes, in whole or in part, on not less than 30 days’ notice to the holders of the notes to be redeemed.  The redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest thereon to the date of redemption.

In addition, on any interest payment date occurring after July 26, 2004, Caterpillar Financial may elect to redeem any of the notes, in whole or in part, for which an election to extend the maturity of such notes was not received, on not less than 30 days’ notice to the holders of the notes to be redeemed. The redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest thereon to the date of redemption.

Interest Rate

The interest rate will be a per annum rate equal to 1.19% for the first interest period and, for each other interest period, three-month LIBOR for such interest period plus the applicable margin.  The margin for any interest period will be determined as of the first day of such interest period based on the table below.

Date of Determination                                                               Margin

Interest periods beginning April 26, 2004 to but excluding January 26, 2005   .07%

Interest periods beginning January 26, 2005 to but excluding January 26, 2006   .08%

Interest periods beginning January 26, 2006 to but excluding January 26, 2007   .09%

Interest periods beginning January 26, 2007 to but excluding January 26, 2008   .10%

Interest periods beginning January 26, 2008 to but excluding January 26, 2009   .11%

Interest periods beginning January 26, 2009 and thereafter                         .12%

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the notes as of the date hereof.  This summary is based on the Internal Revenue Code of 1986 (the “Code”) as well as final, temporary and proposed Treasury regulations and administrative and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.  Caterpillar Financial has not requested, and will not request, a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences described below.  There can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth below.

The following summary does not purport to address all the United States federal income tax matters that may be relevant to particular purchasers of the notes.  For example, it generally is addressed only to original purchasers of the notes at the initial offering price by “United States persons” (as defined in Section 7701(a)(30) of the Code), deals only with notes held as capital assets within the meaning of Section 1221 of the Code, and does not address the tax consequences of holding notes that may be relevant to investors in special tax situations, such as banks and other financial institutions, insurance companies, dealers in securities or currency, traders in securities electing mark to market treatment, partnerships or other entities classified as partnerships for federal income tax purposes or investors therein, retirement plans or other tax-exempt entities, notes held as a hedge or as part of a hedging, straddle or conversion transaction or holders whose “functional currency” (as defined in Code Section 985) is not the United States dollar.  Persons considering the purchase of notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdictions.

Tax Treatment of the Notes

General

There are no regulations, rulings or other authorities addressing the United States federal income tax treatment of debt instruments with terms that are substantially similar to the notes and, therefore, the United States federal income tax treatment of the notes is subject to uncertainty.  The United States federal income tax treatment of the notes depends in part on the application and interplay of the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”) and the Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”).

Anticipated Tax Treatment

Under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument, a holder is deemed to exercise an option or combination of options if the yield on the debt instrument would be more than it would be if the option were not exercised.  Because the interest on the notes will increase each year up to and including the January 2009 interest payment date, for purposes of the OID Regulations, a holder of the notes should be deemed to elect to extend the maturity date of the notes on each election date through and including July 2007 which would result in the notes having a maturity of five-and-one-half-years (i.e., July 2009).  However, under the OID Regulations, an issuer is deemed to exercise an option or combination of options if the yield on the debt instrument would be less than it would be if the option were not exercised.  Because the interest on the notes will increase on the January 2009 interest payment date, for purposes of the OID Regulations, Caterpillar Financial should be deemed to elect to redeem the notes on that date, which would result in the notes having a maturity of five years (i.e., January 2009).

The Modification Regulations may affect the maturity of the notes and the manner in which a holder must apply the OID Regulations to the notes.  Under the Modification Regulations, the exercise of an option by a holder of a debt instrument to defer any scheduled payments will be treated as a taxable disposition of the debt instrument if, based on all the facts and circumstances (including the length of the deferral, the original term of the instrument, the amount of the payments that are deferred and the time period between the modification and the actual deferral of payments), the deferral is considered a material deferral.  The Modification Regulations contain a safe harbor deferral rule which provides that the extension of a debt instrument for a period not to exceed the lesser of five years or fifty-percent of the original term of the debt obligation will not be considered a material deferral.  In determining the original term of the debt instrument for purposes of applying the safe harbor deferral rule the deemed exercise option rule of the OID Regulations may not apply, in which case the maturity of the notes would be two years and the safe harbor deferral rule would apply only to an extension of the notes for one year.  On the other hand, if the notes were considered to have a maturity of five years, the safe harbor deferral rule would instead apply to an extension of the notes for two-and-one-half years.

If an election to extend the maturity of the notes is treated as a taxable disposition of the debt instrument by the holder for federal income tax purposes, a holder would most likely be required to recognize gain (but not loss) equal to the difference between the fair market value of the debt instrument and the holder’s adjusted tax basis of the debt instrument.  Because the interest rate on the notes resets every calendar quarter it would be expected that any such gain resulting from a deemed taxable disposition of a debt instrument would not be significant (but the amount of any such gain recognized will depend upon all of the facts and circumstances present at the time of the taxable disposition).  In addition, it is likely that the debt instrument would be considered a newly issued debt instrument for purposes of applying the OID Regulations.  Furthermore, it is also possible that the Internal Revenue Service would assert that the notes are subject to special rules with respect to contingent payment debt instruments, which generally would require a holder to accrue interest on a current basis and any gain recognized on a disposition of the notes would be treated as ordinary income.  Prospective investors are urged to consult their own tax advisors regarding the federal income tax treatment of the notes and the income tax consequences of electing to extend the maturity date of the notes.

The remainder of this summary assumes that an election to extend the maturity is not considered a taxable disposition of the debt instrument or the fair market value of the debt instruments on each day in which a taxable disposition is deemed to occur is equal to the face amount of the debt obligation, and further the special rules with respect to contingent payment debt instruments are not applicable.

Interest

Interest on a note will be taxable to a holder as ordinary interest income at the time it accrues or is received, in accordance with the holder's method of accounting for tax purposes.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of a note, a holder will recognize taxable gain or loss equal to the difference between the amount realized from the sale, exchange or retirement, other than accrued but unpaid interest (which will be taxable as such), and the holder's adjusted tax basis in the note.  Such gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if the note has been held for more than one year. The deductibility of capital losses are restricted and, in general, may only be used to reduce capital gains to the extent thereof.  However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.  A holder's adjusted tax basis in a note generally will equal the purchase price of the note.

U.S. Backup Withholding Tax and Information Reporting

Backup withholding tax and information reporting requirements apply to certain payments of principal and interest on an obligation and to proceeds of the sale or redemption of an obligation to certain non-corporate holders of the notes.  Backup withholding will be required on payments to a holder, other than an exempt recipient such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, disposition and retirement of the notes.  Prospective purchasers of the notes should consult their tax advisors concerning the tax consequences of their particular situations, including any tax consequences under the laws of any state, local or foreign tax jurisdiction.

     The interest rates on the Notes may be changed by Caterpillar Financial Services Corporation from time to time, but any such change will not affect the interest rate on any Note offered prior to the effective date of the change.  Prior to the date of this Pricing Supplement, $350.00 mm principal amount of the Notes had been sold at interest rates then in effect.

_________________________________

    Pricing Supplement to Prospectus Supplement dated November 6, 2003 and Prospectus dated October 15, 2003